FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

12 May 2008
HSBC INTERIM MANAGEMENT STATEMENT

HSBC has made a strong start to the year despite the turbulence in global financial markets. In the first quarter of 2008, HSBC's profit was ahead of the equivalent period last year.

Group Chairman Stephen Green said "Our performance so far in 2008 demonstrates that HSBC's business resilience in difficult financial markets, our global distribution network, diversified earnings streams and strong capital position are allowing us to support our customers in today's challenging market conditions. These factors enable us to invest for growth, particularly in emerging markets, and focus on long-term value creation for our shareholders."

Key highlights included:

  Q1 2008 profit ahead of Q1 2007.

  Pre-tax profits up in all major emerging markets in Asia-Pacific, the Middle East and
  Latin America
  .

  European businesses performed well with the
  UK
   retail business increasing pre-tax profit.

  US profit down as a result of higher consumer finance loan impairments and additional write-downs in Global Banking and Markets.

  Loan impairment charges in our US consumer finance business were in line with expectations at US$3.2 billion; this compared with US$1.6 billion recorded in Q1 2007 and US$4.6 billion in Q4 2007, in part reflecting seasonal trends.

  Resilient profitability in Global Banking and Markets.

  Good deposit growth in all our geographical regions.

  The Group's underlying revenue growth was comfortably ahead of Q1 2007 even after absorbing US$2.6 billion of additional w rite-downs in Global Banking and
   Markets, and remained positive after also excluding US$2.7 billion of fair value gains on our own debt. Underlying cost growth over the same period was modest.

  Strong capital ratios broadly in line with those at the end of 2007, on a Basel II basis.

  As part of our 2007 full year results announcement, we described a number of the Group's key financial measures, and provided target ranges. HSBC's first quarter results either achieved or exceeded them.

The following individually significant items should also be taken into account when considering our performance in Q1 2008.

  The significant widening in credit spreads which occurred during the first quarter, particularly at the end of March, led to fair value gains of US$2.7 billion on HSBC's own debt recorded at fair value. Most of this reversed in April, as credit spreads on our own debt tightened. These gains were not allocated to our customer groups; they are reported in the 'Other' segment in our financial results.

  When comparing Q1 2008 with the same period in 2007, it is important to note the non-recurrence of the dilution gain of US$0.7 billion which was recognised in Q1 2007 following Ping An Insurance's capital raising at the time.

Michael Geoghegan, Group Chief Executive, said: "I am encouraged by the way we have increased pre-tax profits in every one of the major countries in which we operate in Asia-Pacific, the Middle East and
Latin America
.

"Also, our Global Banking and Markets business was more profitable than in the preceding two quarters on the back of strong emerging markets performance, despite the write-down of US$2.6 billion.

"Commercial Banking and Private Banking both had record quarters. Our consumer finance business in the
US
 remains challenging but we are vigorously managing our costs and our risks, and working hard to help our customers.

"Our strategy is clear and we are executing it. Ours is a business with excellent opportunities ahead."

The world's leading international emerging markets bank

The first quarter of 2008 continued a very good period for our emerging markets businesses, demonstrating again the importance of our strategy of focusing on these markets. We increased pre-tax profits in all major countries in which we operate in Asia-Pacific, the Middle East and
Latin America
.

We made further investment in the quarter to enhance the competitive advantages of our local businesses domestically and as part of our global distribution network.

In
Hong Kong
, the strong performance was driven by growth in deposit balances and deposit margins and expansion of our lending business in Commercial Banking. Revenues from balance sheet management also continued to improve.

In mainland
China
, we opened seven new outlets in the first quarter, consolidating our position as the largest international bank in the country. Our expanded presence helped to drive growth in both deposits and lending. Income reported from our strategic investments in Ping An Insurance, Bank of Communications and Industrial Bank increased significantly.

In the
Middle East
, revenues were driven by HSBC's distinctive and broad geographical presence and a buoyant regional economy. We increased profits across all of our customer groups and global businesses.

In
India
, currency volatility and strong client flows helped drive higher foreign exchange revenues in our Global Banking and Markets business, underpinning a significant increase in pre-tax profits in the country.

In
Taiwan
, we successfully completed the acquisition of The Chinese Bank in March 2008. Our network of branches increased from 8 to 45 as a result, and we now have a presence in every major city.

Our businesses in
Latin America
 performed well, driven by balance sheet growth in Commercial Banking, foreign exchange trading in Global Banking and Markets and strong life and pension revenues.

Our agreement with Lone Star to acquire 51.02 per cent of Korea Exchange Bank has been extended while we seek to complete the regulatory approval process.

Progress in meeting business challenges in
North America

Our pre-tax profits in North America declined significantly against the same period last year, adversely affected by higher loan impairment charges in the
US
 consumer finance business and further write-downs in Global Banking and Markets. These losses were partly offset by gains reported on HSBC's own debt held at fair value.

Loan impairment charges in the
US
 consumer finance business were US$3.2 billion, significantly higher than the US$1.6 billion recorded in the first quarter of 2007 but notably less than the US$4.6 billion recorded in the fourth quarter of 2007, in part reflecting seasonal trends.

It seems likely that the deterioration in the
US
 housing market will extend into 2009; it is also clear that
US
 economic growth has slowed and there is an increased likelihood of a recession this year. Against this economic backdrop, we continued to experience higher delinquencies across our major lending portfolios, though these were broadly in line with our expectations at the end of 2007.

The vast majority of our mortgage customers continue to meet their commitments. At 31 March 2008, 5.0 per cent of mortgages in our
US
 branch-based
consumer lending business were two
 months or more overdue, compared with 4.2 per cent at 31 December 2007. The equivalent figures for our mortgage services business were 12.5 per cent and 11.2 per cent, respectively. This trend of rising delinquency ratios will continue as balances continue to be run off.

Reported delinquency percentages in our credit and private label card products were also affected by the weakening
US
 economy, as well as by a shift in product mix, portfolio seasoning and lower origination balances. The latter was the result of action taken to curtail lending growth. At the en
d of the quarter, the two
 months or more delinquency rate for credit cards was 5.9 per cent and 3.6 per cent for private label cards, compared with 5.8 per cent and 3.4 per cent, respectively, at the end of 2007.

We have continued to take positive action to mitigate, where appropriate, the effects of the housing market decline on our customers. In the first quarter of 2008, we modified about 1,500 loans with an aggregate balance of approximately US$270 million ahead of their adjustable-rate mortgage ('ARM') resets; this brings the total number of loans modified to around 11,900 and the aggregate balance to some US$1.9 billion. As market conditions pointed to an extended housing market decline, we began to offer, selectively, some longer term modifications, generally providing assistance for either two or five years.

The strategic actions taken in 2007 to cease acquiring mortgages from correspondent brokers and banks, close our Decision One business, align the size of the branch network with our revised credit appetite, and reduce marketing expenditure to slow portfolio growth resulted in a fall in the US consumer finance business' operating expenses compared with the equivalent quarter in 2007.

In the
US
 consumer finance business, the focus continues to be on risk management. We are progressively refining our strategies and product offerings to protect and enhance the underlying value of this business for our shareholders by dealing responsively and responsibly with our customers. Beyond the mortgages and credit cards actions discussed above, we reduced the size of the vehicle finance business, continued to tighten underwriting criteria, discontinued certain taxpayer financial services products and increased our efforts around cost containment.

Encouraging performance in our European businesses

Our European businesses performed well in the first quarter, with the
UK
 retail business increasing pre-tax profit. This was the result of lower costs which were partly due to the non-recurrence of ex-gratia payments dispensed in respect of overdraft charges applied in previous years. In April, a High Court judgment concluded that HSBC's current charges were not capable of being penalty charges and that HSBC's relevant terms and conditions were in plain and intelligible language. However, the fairness of the charges remains to be assessed under relevant regulations and there are many other elements of the case, including any appeals there may be, which have yet to be heard.

We continue to progress towards completion of the sale of our regional subsidiaries in
France
 to Banque Fédérale des Banques Populaires. This transaction, which will give rise to a gain on sale of approximately US$1.9 billion, is expected to be completed in July 2008.

In the
UK
, growth in retail banking continued to be driven by savings and packaged accounts. HSBC's risk appetite for credit remained focused on the commercial customer base and, more recently, mortgages, where our successful mortgage 'rate-matcher' campaign attracted new higher-value personal customers. Expressed as a percentage of lending, our credit experience in Personal Financial Services improved on the first quarter of last year.

Delivering strong results in Commercial Banking

The Group's Commercial Banking business continued to grow strongly in line with recent trends, reporting record profits in the first quarter. Income increased significantly, particularly in emerging markets, despite a reduction in earnings from deposit products as a consequence of lower interest rates in the
US
.

Overall, asset quality remained sound. During the period, we continued to restrict our commercial real estate exposure, particularly in North America and, latterly, in the
UK
 in response to market conditions.

We also maintained our focus on generating cross-border referrals via HSBC's global links system. Referrals are significantly ahead of the first quarter in 2007 in both volume and value of successfully completed deals.

Private Banking is attracting new business

We continued to see strong inflows of new client funds, which were greater than in the equivalent quarter in 2007, as HSBC benefited from its differentiated capital strength in the current environment. As a consequence, higher deposits and investment performance fees helped to drive a record quarterly profit.

A challenging environment for Global Banking and Markets

Pre-tax profit in Global Banking and Markets was lower than in the equivalent quarter in 2007 but higher than in the third and fourth quarters of 2007. This was despite write-downs of US$2.6 billion relating to the continued credit market disruption which were off-set by strong performances in a number of other businesses.

Strong revenue growth was reported in foreign exchange and interest rate trading, securities services and payments and cash management as we successfully traded the market and our relative capital strength helped attract new business. Higher volumes arose in the quarter as institutions repositioned for the changing market conditions. Much of this activity appeared to be designed to reduce the institutions' risk positions and the risks perceived to exist from their exposure to counterparty balance sheets. As a consequence, it is possible that dealing volumes will be lower in subsequent quarters in 2008 and will remain so until risk appetite recovers in the future. Balance sheet management revenues were also ahead of the first quarter of 2007 as the business had positioned itself for falling US interest rates.

The adverse effect of the credit market upheaval was concentrated in the
US
 and the
UK
. In addition to the write-downs noted above, turbulence in the market also affected the value of our available-for-sale securities portfolios (although no permanent impairments were required). HSBC's emerging markets-led and financing-focused strategy delivered excellent results in Asia-Pacific, the Middle East and
Latin America
.

A summary of the US$2.6 billion of write-downs is set out below:

	Q1 2008 write-downs	Net exposure at 31 March 2008	2007 write-downs	Net exposure at 31 December 2007
	US$bn	US$bn	US$bn	US$bn

Sub-prime mortgage-related assets	0.5	3.2	1.0	3.7
Non-sub-prime credit trading assets [1]	1.1	12.5	0.6	10.3
Leveraged loans [2]	0.3	8.6	0.2	8.7
Fair value of derivative transactions with monolines [3]	0.7	1.4	0.3	1.2

1

The net exposure at 31 March 2008 included an increase of US$2.6 billion related to non-agency collateralised mortgage obligations (' CMO') positions which had not experienced any material write-downs at 31 December 2007 and, as a result of restructuring transactions, a further US$1.0 billion of ABS-related assets purchased in the first quarter of 2008.

2

Commitments in respect of leveraged finance transactions at 31 March 2008 were US$9.1 billion (31 December 2007: US$8.9 billion), of which US$7.0 billion were funded (31 December 2007: US$6.0 billion).
3

Net exposure after credit risk adjustment.

The proportion of our trading assets valued using a valuation technique with significant non-observable inputs was broadly unchanged from the end of 2007.

Personal Financial Services

The results of our Personal Financial Services business reflected the very varied market conditions experienced across our global network, as discussed above.

We continue to build on the success of the HSBC Premier business, which was re-launched last year. Premier was launched in a further three countries during the first four months of 2008. During the first quarter, Premier customer numbers increased by nearly 100,000, of which approximately three quarters were new to the Group, and annualised average income per customer continued to exceed US$2,000.

Credit quality outside the
US

Credit quality outside the
US
 was generally stable, including in Personal Financial Services in the
UK
. In
Mexico
, we continued to experience higher loan impairment charges as the portfolio seasoned, though these were covered by lending spreads.

Capital strength maintained

HSBC's capital position remains an important strength in the current environment. During the quarter, we generated capital organically to support balance sheet growth in emerging markets and meet higher capital requirements necessitated by the volatile financial market conditions. We also took advantage of market opportunities to add to our capital in April by issuing preferred securities in the
US
 and subordinated debt in
Europe
.

During the period we have declared and paid a fourth interim dividend for 2007 of US$0.39 and declared a first interim dividend for 2008 of US$0.18, payable on 9 July 2008.

Outlook

Looking ahead, Group Chairman Stephen Green commented: "The outlook for the rest of the year remains unusually difficult to foresee in the current environment.

"Many parts of the world continue to enjoy strong economic growth. In particular, emerging market economies remain relatively robust, with infrastructure spending growing and demand for energy, minerals and steel rising accordingly. The demand for capital goods to support domestic expansion in these markets is increasing export opportunities for the developed world.

However, it seems increasingly likely that the
US
 will enter a recession in 2008, the length and depth of which is uncertain. The timing of any recovery in the US housing market, which is likely to be the primary stimulus in restoring confidence to the US economy, is also unclear. A housing market upturn will itself depend on liquidity returning to credit markets and a resumption of securitisation activity. While illiquidity in financial markets remains of continuing concern, the major economic risks facing the global economy now include inflationary pressures, particularly from rises in food and energy prices.

"We remain alert to the risks but also see opportunity ahead. HSBC will continue to position itself in those markets and businesses where we expect sustainable long-term growth, in line with our strategy."

Note to editors
:
HSBC Holdings plc

HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                           Date: May 12th, 2008